Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Brookfield Investment Management Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Brookfield Investment Management Inc., a Delaware corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 12th day of December, 2011, as Amended and Restated effective as of the 1st day of December, 2012, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph m) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that in its provision of services hereunder, it:"

m) at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any reasonable out-of-pocket fees or costs of the Adviser, the Fund, and/or any Trustee of the Fund associated with regulatory investigations of the Sub-Adviser or litigation against the Sub-Adviser arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund. The Adviser shall, at its expense, bear any reasonable out-of-pocket fees or costs of the Sub-Adviser associated with regulatory investigations of the Adviser or litigation against the Adviser arising from or pertaining to (i) the services provided and/or fees charged by the Adviser (but excluding any investigations or litigation that arise from or pertain to the services provided and/or fees charged by the Sub-Adviser) and (ii) the Adviser's or the Fund's general business operations that require the involvement or participation of the Sub-Adviser.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		Brookfield Investment Management Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Jonathan C. Tyras
Name:	Mark D. Nerud	Name:	Jonathan C. Tyras
Title:	President and CEO	Title:	CFO & General Counsel